Exhibit 99.2

FORM 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 - Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares (“Common Shares”) in the capital of:

Medicure Inc. (the “Issuer”)
2-1250 Waverley Street
Winnipeg, Manitoba

Canada, R3T 6C6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 - Identity of the Acquiror

2.1	State the name and address of the acquiror.

Dr. Albert D. Friesen

c/o Medicure Inc.

2-1250 Waverley Street
Winnipeg, Manitoba

Canada, R3T 6C6

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On December 20, 2019, the Issuer announced the completion of its substantial issuer bid (the “Offer”) pursuant to which the Issuer purchased for cancellation 4,000,000 of its outstanding Common Shares at a price of CDN$6.50 per Common Share. CentreStone Ventures Limited Partnership Fund (“CentreStone”) disposed of on December 30, 2019 a total of 42,128 Common Shares (representing 0.3% of the issued and outstanding Common Shares before giving effect to the Offer) under the Offer at a price of CDN$6.50 per Common Share, or CDN$273,832 in the aggregate. Dr. Friesen is the Chief Executive Officer of CentreStone Ventures Inc., the general partner of CentreStone and therefore has direction over, but not ownership of, the Common Shares disposed of by CentreStone under the Offer. No other Common Shares owned, directly or indirectly, or controlled or directed by Dr. Friesen were otherwise tendered or disposed of under the Offer.

2.3	State the names of any joint actors.

Not applicable

Item 3 - Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

See Item 2.2 above.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Item 2.2 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the completion of the Offer, Dr. Friesen had ownership of, directly and indirectly, or exercised control or direction over, 2,375,355 Common Shares (representing 16.0% of the issued and outstanding Common Shares before giving effect to the Offer).

Immediately after completion of the Offer, Dr. Friesen has ownership of, directly and indirectly, or exercises control or direction over, 2,333,227 Common Shares (representing 21.6% of the issued and outstanding Common Shares after giving effect to the Offer).

Dr. Friesen also holds options entitling him to purchase an aggregate of 565,500 Common Shares upon exercise of the options, resulting in Dr. Friesen having ownership of, directly and indirectly, or exercising control or direction over 2,898,727 Common Shares representing 22.1% of the issued and outstanding Common Shares on a diluted basis.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Items 2.2 and 3.4 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

See Items 2.2 and 3.4 above.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2 above.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 2.2 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2 above.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;
(f)	a material change in the reporting issuer’s business or corporate structure;
(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)        a solicitation of proxies from securityholders;

(k)       an action similar to any of those enumerated above.

The acquiror holds securities of the Issuer for investment purposes and does not have any current intentions to increase or decrease his beneficial ownership or control or direction over any additional securities of the Issuer. The acquiror may, from time to time and depending on market and other conditions, acquire additional Common Shares and/or other equity, debt or other securities or instruments of the Issuer in the open market or otherwise, and reserves the right to dispose of any or all of the securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the securities, the whole depending on market conditions, the business and prospects of the Issuer and other relevant factors.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

Certificate

The undersigned, as the acquiror, certifies to the best of his knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated this 31st day of December, 2019.

Dr. Albert D. Friesen

“Dr. Albert D. Friesen”